Exhibit 99.1

[This is an English translation of the original issued in Japanese]

[Note] The Company assumes no responsibility for this translation or for direct, indirect, or other forms of damages arising from the translation. This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

June 12, 2024

Dear Shareholders,

Harumi Building, 2-5-9 Kotobashi,
Sumida-ku, Tokyo, 130-0022, Japan
Yoshitsu Co., Ltd.
Representative Director and Director
(Principal Executive Officer)
Mei Kanayama

Notice of the 18th Regular Shareholders’ Meeting

We sincerely appreciate your continued support and kind attention. We would like to inform you that our 18th Regular Shareholders’ Meeting will be held as scheduled below. We kindly request your attendance at the meeting:

Please note that if you are unable to attend the meeting, you have the option to exercise your voting rights by submitting a written form. We kindly ask you to review the enclosed Shareholders’ Meeting Reference Documents and indicate your approval or disapproval of the enclosed voting form. Please ensure the form arrives by Wednesday, June 26, 2024, at 4:30 PM.

1.      Date and Time: Thursday, June 27, 2024, at 11:00 AM (Registration starts at 10:00 AM)

2.      Address: 5th Floor, Harumi Building, 2-5-9 Kotohashi, Sumida-ku, Tokyo, Japan

3.      Agenda Items

Report Items:	The matter of the business report for the 18th fiscal year (from April 1, 2023 to March 31, 2024) and the financial statements report
Proposal:	Reduction in the amount of capital stock

When attending on the day, we kindly ask that you bring the enclosed notice of convocation, accompanying documents, and reference materials for the shareholders’ meeting. Please also submit the enclosed voting rights exercise form to the reception desk at the venue. Your cooperation is greatly appreciated.

Shareholders’ Meeting Reference Documents

1.      Agenda Items and Reference Items

Agenda Item:    Reduction in the amount of capital stock

In order to unify the duplicated audits of auditing firms in Japan and the U.S. and to enable the Company to receive subsidies and other programs that are in line with the Company’s actual situation, the Company proposes to reduce its capital stock to 99,000,000 yen and increase its capital reserve to 3,561,590,981 yen, pursuant to Article 447, Paragraph 1, of the Companies Act.

The schedule for the capital reduction and the contents of the public notice in the official gazette, etc., are as follows.

(1)    Schedule for capital reduction

5/21            Board of Directors Resolution

6/12            Notice of General Meeting of Shareholders

6/12-7/14    Public notice to creditors (Official Gazette + Electronic)

6/27            General meeting of shareholders resolution

7/15            Reduction of capital takes effect

(2)    Proposed contents of public notice

Public notice of reduction of capital stock

The Company has decided to reduce the amount of capital stock by 1,856,786,684 yen to 99,000,000 yen.

All of the 1,856,786,684 yen of capital to be reduced will be designated as additional paid-in capital reserve. The effective date is July 15, 2024, and the resolution of the general meeting of shareholders is scheduled for June 27, 2024. Creditors who object to this decision are requested to file their objections within one month from the day following the publication of this notice.

The disclosure status of the final balance sheet is as follows.
https://www.ystbek.co.jp/ir_financial_results-archive/

June 12, 2024
5-9, Koto-bashi 2-chome, Sumida-ku, Tokyo
Yoshitsu Co.Ltd.
Mei Kanayama, Representative Director

Business Report

From April 1, 2023
To March 31, 2024

1.      Current status of the Company

(1)    Business progress and results

During the fiscal year under review, the global economy recovered as the COVID-19 pandemic subsided at the beginning of the year, economic activity as a whole became more normal, and consumption increased mainly in the United States on the back of rising real wages.

On the other hand, in China, the pace of recovery in production and consumption has been moderate, mainly due to the slump in the real estate market, and the inflation rate has been hovering around 0%, indicating that the economic recovery has stalled.

In Japan, while the corporate sector, including business conditions and profits, has been brisk, this has not been sufficiently linked to wages and investment, and domestic demand has been lacking in strength.

As a result, net sales for the fiscal year under review were 25,615,177,000 yen (up 18.2% year on year), operating income was 305,058,000 yen (down 37.0% year on year), and ordinary income was 397,134,000 yen (up 105.8% year on year).

(2)    Status of Funding

j      The Company has established a borrowing line of 7,850,000,000 yen for working capital through syndicated loans managed by MUFG Bank, Ltd. and Mizuho Bank, Ltd. The outstanding amount of borrowings executed under this agreement at the end of the fiscal year under review was 7,850,000,000 yen, and the amount of reduction from the previous fiscal year was 200,000,000 yen.

k      The Company has raised funds of 591,625,000 yen mainly for capital investment through the issuance of American Depositary Shares in the NASDAQ market.

l      The Company has raised funds of 200,000,000 yen from Resona Bank to make a parent-child loan of 200,000,000 yen from Resona Marchant Bank Asia Limited (Singapore), a subsidiary of Tokyo Lifestyle Limited (Hong Kong).

(3)    Status of Significant Organizational Restructuring

The Company transferred all shares of its subsidiary Kaikakokusai Co., Ltd. on June 30, 2023.

(4)    Trend in Assets and Profits/Losses

(thousands of yen)

By Period Segment	FY 15 FY ended March 2021	FY 16 FY ended March 2022	FY 17 FY ended March 2023	FY 18 FY ended March 2024
Sales	23,480,468	25,655,250	21,667,575	25,615,177
Ordinary profit	936,477	486,715	192,962	397,134
Net income	556,209	192,523	884,219	216,417
Net income per share (yen)	5,984	5	24	5
Total assets	12,394,392	14,860,428	22,505,180	21,054,009
Net assets	2,583,847	5,628,047	4,701,910	5,701,950

____________

(Note)     Net income per share is calculated based on the total number of shares outstanding at the end of the period.

(5)    Issues to be Addressed by the Company

The business and financial issues to be addressed by the Company are as follows.

•        Improvement and Stabilization of Internal Control System

In order to prevent the recurrence of issues such as the collection of fines associated with inadequacies in consumption tax procedures, the Company has positioned the strengthening of internal control system as a top management issue and will work to build a governance system.

•        Restructuring of the business model with an eye toward the post-COVID-19 era

In Japan, the Company will reexamine unprofitable stores and the products handled in the e-commerce business, and in overseas markets, the Company will restructure its business model with a top priority on improving profit margins, such as the development of in-house apps, full-scale expansion into Southeast Asia, and full-scale operation of its overseas warehouses.

The Company will make all-out efforts to overcome the above issues. We look forward to your continued support and encouragement.

(6)    Main Business (as of March 31, 2024)

Operation of Drug Store Stores in Japan

Operation and Management of E-Commerce in Japan

Domestic and overseas (including trading) Wholesale

(7)    Main Offices and Stores

Head Office	Harumi Building 2-5-9 Kotobashi, Sumida-ku, Tokyo
Saitama Center	3-1-5 Ryutsudanchi, Koshigaya-shi, Saitama

Office of the Subsidiary

Trade Name	Address
Tokyo Lifestyle Limited	Unit 11, 12/F., Wing On Plaza, No.62 Mody Road, Tsim Sha Tsui East, Kowloon

____________

(Note)     All shares of Kaikakokusai Co., Ltd. were transferred on June 30, 2023, and the Company is not a subsidiary.

The names and addresses of domestic drugstores are as follows:

Store name	Address	Store name	Address
Shinbashi Store Nishikasai Store Yokohama Chinatown Store	Minato-ku, Tokyo Edogawa-ku, Tokyo Yokohama, Kanagawa	Koshigaya-Ryutsudanchi Quiz Gate Urawa Nishikawaguchi	Koshigaya-city, Saitama Saitama-city, Saitama Kawaguchi City, Saitama

____________

(Note)     The Kameido store and Hakuba store closed in December 1.2023 and March 2024, respectively.

(Note)     The Hirai and Kamata stores were switched to franchise stores operated by another company in June 2.2023.

(Note)     The Nishi-Kasai store was switched to franchise stores operated by the Company in September 3.2023.

(8)    Employees (as of March 31, 2024)

Number of employees	Change from end of previous fiscal year	Average age	Average length of service
113 persons	33 persons	38 years 2 months	3 years 10 months

____________

(Note)     The number of employees includes 77 part-time employees.

(9)    Significant Subsidiaries

Company Name	Address	Capital	Business	Investment ratio
Tokyo Lifestyle Limited	Hong Kong	HK$1,000,000	Wholesale & Retail	100%

____________

(Note)     All shares of Kaikakokusai Co., Ltd. were transferred on June 30, 2023.

(10)  Major Lenders and Borrowings (as of March 31, 2024)

j      Commitment Line Agreement

(thousands of yen)

Borrowings	Outstanding borrowings
Mizuho Bank, Ltd.	1,550,000
MUFG Bank, Ltd.	1,300,000
Resona Bank, Ltd.	943,396
Sumitomo Mitsui Banking Corporation	849,056

____________

(Note) 1.      The Company has concluded a commitment line agreement with a maximum borrowing amount of 7,850,000,000 yen for stable and efficient procurement of working capital. This agreement is a syndicated loan and consists of cofinancing from a total of 17 banks managed by MUFG Bank, Ltd. and Mizuho Bank, Ltd.

(Note) 2.      Outstanding borrowings at the end of the fiscal year under review under this agreement are 7,850,000,000 yen.

2.      Status of shares (as of March 31, 2024)

j	Total number of shares authorized	100,000,000 shares
k	Total number of shares issued	42,220,206 shares
l	Number of shareholders	6
m	Major shareholders
Shareholder name	Number of shares held	Percentage of shares held
THE BANK OF NEW YORK MELLON	17,565,366 shares	41.60%
Tokushin Goudou Kaisha	12,975,050 shares	30.73%
Mei Kanayama	7,216,436 shares	17.09%
Prometheus Capital Fund	2,063,300 shares	4.89%
Shintenka Trading Development Co., Ltd.	1,800,000 shares	4.26%
SHUR Co., Ltd.	600,054 shares	1.43%

____________

(Note)     THE BANK OF NEW YORK MELLON is a depository receipt company that issues American Depository Receipts (ADR).

3.      Matters regarding stock acquisition rights, etc. of the company (as of March 31, 2024)

The total number of stock acquisition rights, etc. at the end of the fiscal year under review is as follows.

(1)    1st series stock acquisition rights

j      Total number of stock acquisition rights 300,000

k      Class and number of shares to be issued upon exercise of the stock acquisition rights

300,000 shares of common stock of the Company represented by the American Depositary Shares in the United States

l      Amount to be paid in for the stock acquisition rights

US $0.01 divided by the number of the stock acquisition rights offered

m      Value of assets to be contributed upon exercise of the stock acquisition rights

(i)     US $4.80 per share of common stock

n      Exercise period of the stock acquisition rights

From July 6, 2022 to January 7, 2027

o      Capital stock and capital surplus to be increased upon the issuance of shares upon the exercise of the stock acquisition rights

1.      Amount of capital stock to be increased upon the exercise of the stock acquisition rights

The amount shall be 1/2 of the Maximum Amount of Increase in Stated Capital calculated in accordance with Article 17, Paragraph 1 of the Ordinance on Corporate Accounting. Any fraction less than 1 yen arising as a result of the calculation shall be rounded up.

2.      Amount of Capital Surplus to be Increased by Exercise of Stock Acquisition Rights

The amount shall be the Maximum Amount of Increase in Stated Capital calculated in accordance with Article 17, Paragraph 1 of the Ordinance on Corporate Accounting less the amount of increase in stated capital.

p      Allottee of Stock Acquisition Rights Univest Securities, LLC

(2)    2nd Series of Stock Acquisition Rights

j      Total Number of Stock Acquisition Rights 5,970,152

k      Class and Number of Shares Subject to Stock Acquisition Rights

5,970,152 shares of the Company’s common stock represented by American Depositary Shares in the United States

l      Amount to be Paid in for Stock Acquisition Rights

No Payment Required

m      Value of assets to be contributed upon exercise of stock acquisition rights

(i) US $0.67 per share of common stock

n      Exercise period of stock acquisition rights

From January 30, 2024 to July 30, 2029

o      Capital stock and capital surplus to be increased upon the issuance of shares upon the exercise of stock acquisition rights

1.      Amount of capital stock to be increased upon the exercise of stock acquisition rights

The amount shall be 1/2 of the maximum amount of increase in capital stock, etc., calculated in accordance with Article 17, Paragraph 1 of the Rules of Corporate Accounting. Any fraction of less than 1 yen arising as a result of the calculation shall be rounded up.

2.      Amount of capital surplus to be increased upon the exercise of stock acquisition rights

The amount shall be the maximum amount of increase in capital stock, etc., calculated in accordance with Article 17, Paragraph 1 of the Rules of Corporate Accounting, less the amount of capital stock to be increased.

p      Allottees of stock acquisition rights

Assigned to	Number of Assigned
LIND GLOBAL FUND II LP	746,269 pieces
S.H.N. FINANCIAL INVESTMENTS LTD	746,269 pieces
L1 CAPITAL GLOBAL OPPORTUNITIES MASTER FUND	746,269 pieces
ALTO OPPORTUNITY MASTER FUND,	746,269 pieces
INTRACOASTAL CAPITAL LLC	746,269 pieces
CVI Investments, By: Heights Capital Management, Inc.,	746,269 pieces
Hudson Bay Master Fund Ltd.	746,269 pieces
Empery Asset Master, LTD	414,861 pieces
Empery Tax Efficient, LP	147,466 pieces
Empery Tax Efficient III, LP	183,942 pieces

4.      Matters concerning corporate officers (as of March 31, 2024)

(1)    Status of Directors and Audit & Supervisory Board Members

Position	Name	Responsibilities and significant concurrent positions
President and Representative Director	Mei Kanayama	President & Chief Executive Officer
Director	Yoichiro Haga	Executive Officer, Administrative Department
Director	Tetsuya Sato	Director, RSK Co., Ltd. Executive Officer, MGB Co., Ltd.
Director	Yoji Takenaka	Lawyer
Auditor	Tadao Iwamatsu	None
Auditor	Keiichi Kimura	Administrative Scrivener Auditor, Palpitoh Co., Ltd.
Auditor	Junji Sato	Director, Seihinkokusai Co., Ltd.

____________

(Note)   1.    Directors Tetsuya Sato, Yoji Takenaka, are outside directors as stipulated in Article 2, Item 15 of the Companies Act.

2.    Corporate Auditors Keiichi Kimura and Junji Sato are outside auditors as stipulated in Article 2, Item 16 of the Companies Act.

3.    At the conclusion of the Ordinary General Meeting of Shareholders held on June 30, 2023, Mr. Sen Uehara and Mr. Yukihisa Kitamura resigned as Directors.

(2)    Total amount of compensation, etc. of officers for the fiscal year under review

(thousands of yen)

	Number of members Number	Total amount of compensation	Total amount by type of compensation
Ward min			Monetary compensation	Performance-linked compensation	Non-monetary compensation
Directors (including Outside	4	51,300	51,300	—	—
Directors)	(2)	(7,800)	(7,800)	(—)	(—)
Corporate Auditors (including Outside Audit & Supervisory	3	9,600	9,600	—	—
Board Members)	(2)	(3,600)	(3,600)	(—)	(—)
Total (including Outside	7	60,900	60,900	—	—
Officers)	(4)	(11,400)	(11,400)	(—)	(—)

____________

(Note)   1.    The maximum amount of compensation for Directors was resolved at the Ordinary General Meeting of Shareholders held on May 26, 2021 to be 150,000,000 yen per year.

2.    The maximum amount of compensation for Audit & Supervisory Board Members was resolved at the Extraordinary General Meeting of Shareholders held on October 19, 2021 to be 30,000,000 yen per year.

5.      Accounting Auditor (as of March 31, 2024)

(1)    Name

Shine Wing Japan LLC

(2)    Amount of Remuneration, etc.

The amount of remuneration, etc. pertaining to the services set forth in Article 2, paragraph (1) of the Certified Public Accountants Act (Act No. 103 of 1948): 10,000,000 yen

The board of company auditors shall calculate the content of the audit plan of the accounting auditor, the status of performance of accounting audit duties and remuneration estimates.

The Company made a judgment of agreement on the remuneration of the accounting auditor after conducting necessary verification on the appropriateness of the grounds, etc.

(3)    Policy for Determining the Dismissal and Non-Reappointment of the Accounting Auditor

If there is any impediment to the execution of duties by the Accounting Auditor, and if the Board of Corporate Auditors deems it necessary to do so, the Board of Corporate Auditors will decide the content of proposals regarding the dismissal or non-reappointment of the Accounting Auditor to be submitted to the General Meeting of Shareholders.

6.      System to Ensure the Appropriateness of Business Operations (as of March 31, 2024)

(1)    System to ensure that the execution of duties by directors and employees complies with laws and regulations and the Articles of Incorporation

j      Directors of the Company and its subsidiaries shall comply with laws and regulations and the Articles of Incorporation and promote the establishment of a compliance system.

k      Directors of the Company and its subsidiaries shall develop a compliance system and manage and supervise the status of compliance in order to ensure that employees comply with laws and regulations and the Articles of Incorporation.

l      Audit & Supervisory Board Members shall investigate the status of the compliance system and whether there are any problems under laws and regulations and the Articles of Incorporation and report to the Board of Directors. The Board of Directors shall periodically review the compliance system and endeavor to identify and improve problems.

m      The Company has established rules concerning whistleblowing and will develop a whistleblowing system to promptly report and consult with directors and employees of the Company and its subsidiaries when they are found to have committed acts that are suspected of violating laws and regulations.

(2)    System for the Preservation and Management of Information Related to the Execution of Duties by Directors

j      Information related to the execution of duties by Directors shall be prepared and stored in accordance with laws and regulations and internal rules. It shall also be managed in a manner that is accessible to directors, corporate auditors and accounting auditors as necessary.

k      The status of the preparation, preservation and management of information related to the execution of duties by directors shall be audited by corporate auditors.

(3)    Regulations and other systems related to the management of risk of loss

j      The Company shall formulate the Basic Regulations on Risk Management as the basis of the risk management system for the entire Group and shall establish a risk management system in accordance with the Regulations. In addition, in the event of an unforeseen event, the Company shall establish a Crisis Management Committee chaired by the President and Representative Director, and shall prepare a system to prevent and minimize the expansion of damage by taking prompt action while receiving advice from corporate lawyers, etc.

k      Directors and employees shall organize the details of the business in charge of risk management in each division, identify, analyze and evaluate inherent risks, consider and implement appropriate measures, and periodically review the status of such risk management.

l      Corporate Auditors shall audit the status of risk management in each division and report the results to the Board of Directors. The Board of Directors shall periodically review the risk management system and strive to identify and improve problems.

(4)    System to Ensure the Efficient Execution of Duties by Directors

j      With the aim of enhancing corporate value, the Company shall conduct activities to achieve goals based on business plans formulated based on the Corporate Philosophy and manage the progress of such activities.

k      As the basis of the system to ensure the efficient execution of duties by Directors, the Company shall hold regular Board of Directors meetings (once a month) and extraordinary Board of Directors meetings as necessary.

l      The Company shall establish various internal rules, such as rules on division of duties and rules on authority and decision-making authority, to clarify the authority and responsibility of each officer and employee, and to establish a system for the appropriate and efficient execution of duties.

m      The Company shall supervise the establishment and operation of internal control systems at subsidiaries to maintain a balance between the efficient and prompt execution of duties by directors.

(5)    System for Ensuring the Appropriateness of Business in the Corporate Group Comprising the Company and Its Subsidiaries

In order to ensure the appropriateness of business in the entire Group, including subsidiaries, the Company shall strive to establish a compliance system for the entire Group.

(6)    System relating to employees who assist the duties of Audit & Supervisory Board Members, their independence from Directors, and matters relating to the effectiveness of instructions given to such employees

Employees who assist the duties of Audit & Supervisory Board Members shall be assigned when requested by Audit & Supervisory Board Members, and the approval of the Board of Audit & Supervisory Board Members shall be obtained for the transfer and evaluation of such employees.

(7)    System for Directors and employees to report to Audit & Supervisory Board Members, other systems relating to reporting to Audit & Supervisory Board Members, and other systems to ensure that audits by Audit & Supervisory Board Members are conducted effectively

j      Directors and employees of the Company and its subsidiaries shall immediately report to Audit & Supervisory Board Members of the Company if they discover any fact that may cause significant damage to the Company.

k      Corporate auditors attend important meetings of the Board of Directors, etc., and receive reports from directors, etc. of the Company and its subsidiaries on the status of the execution of their duties.

l      Corporate auditors may access important documents related to the execution of business, such as request forms, and request explanations from directors and employees of the Company and its subsidiaries.

m      Corporate auditors and representative directors shall hold meetings to exchange opinions on a regular basis to promote mutual communication.

(8)    To ensure that persons who report to Corporate Auditors are not treated unfavorably because of their reports System

The Company and its subsidiaries shall prohibit persons who report to Corporate Auditors from being treated unfavorably because of their reports to Corporate Auditors and shall ensure that such information is fully disseminated.

(9)    Procedures for advance payment or reimbursement of expenses incurred in the execution of duties by Corporate Auditors and other matters related to policies on the disposal of expenses or liabilities incurred in the execution of such duties

When Corporate Auditors request advance payment or reimbursement of expenses incurred in the execution of their duties

The Company shall promptly respond to such requests.

(10)  Basic Approach to Eliminating Anti-Social Forces and Development Status

In order to ensure sound corporate management, the Company has a basic policy of taking a resolute stance against anti-social forces.

The Company’s basic policy is to have no relationship with anti-social forces.

The General Affairs Department is the department in charge of dealing with anti-social forces, and the General Manager of the General Affairs Department is in charge. In addition, the Company works closely with legal counsel and external organizations such as the police and the National Federation of Special Violence Prevention Measures within the jurisdiction of the Metropolitan Police Department to develop a system that enables the entire organization to respond promptly and collect information, and to thoroughly educate employees.

7.      Overview of the Operating Status of the System to Ensure the Appropriateness of Business Operations

The Company develops a system to ensure the appropriateness of business operations, and continuously identifies and analyzes managerial risks at meetings such as the Board of Directors, and considers countermeasures. As a result, the Company reviews internal rules and operations as necessary to improve the effectiveness of the internal control system. In addition to audits by Audit & Supervisory Board Members, the Company has developed a system that enables Audit & Supervisory Board Members to monitor the status of business execution and risks related to compliance by attending important internal meetings. Furthermore, by conducting internal audits on a regular basis, the Company verifies whether daily business operations violate laws and regulations, the Articles of Incorporation, internal rules, etc.

Balance Sheet
As of March 31, 2024

(thousands of yen)

Assets		Liabilities
Account	Amount	Account	Amount
Current Assets	17,496,321	Current liabilities	13,832,401
Cash and deposits	301,324	Accounts payable	3,532,652
Sale Accounts Money	15,814,897	Short-term borrowings	8,050,000
Merchandise inventories	424,823	Current portion of long-term debt	209,679
Previous Delivered Money	1,794	Accounts payable	1,117,698
Prepaid expenses	295,359	Accrued expenses	6,979
Short-term loans receivable	200,000	Deposits received	4,020
Advances	1,172	Suspense receipts	10,288
Suspense payments	290,508	Accrued income taxes	595,828
Accounts receivable	10,820	Accrued consumption taxes	227,594
Accrued refund consumption taxes	314,730	Provision for bonuses	8,961
Allowance for doubtful accounts	159,110	Provision for points	734
Fixed assets	3,514,140	Contractual liabilities	6,926
Property, plant and equipment	1,090,799	Short-term lease obligations	31,650
Building	409,595	Asset retirement obligations	27,358
Buildings Accessories	388,793	Fixed liabilities	1,519,658
Structures	32,204	Long-term borrowings	809,000
Vehicle delivery equipment	14,190	Deposit	21,050
Tools, furniture and fixtures	118,514	Long-term accounts payable	135,714
Tangible lease assets	179,278	Long-term lease obligations	42,887
Land	340,148	Deferred tax liabilities	385,609
Accumulated depreciation	366,189	Accumulated impairment loss Asset retirement obligations Total liabilities	35,744
Total liabilities	25,737	Intangible fixed assets	89,653
Total liabilities	19,643	Total liabilities	15,352,059

Intangible lease assets	19,643	Net assets

Investments and other assets	2,403,697	Account	Amount
Capital	2,010	Shareholders’ equity	5,701,939
Deposit	87,130	Capital	1,955,786
Security deposit	134,814	Capital surplus	1,704,804
Insurance reserve	23,270	Capital reserve	1,704,804
Recycling deposit	18	Retained earnings	2,041,348
Long-term prepaid expenses	5,596	Other retained earnings	2,041,348
Long-term accounts receivable	1,775,934	Retained earnings brought forward	2,041,348
Bankrupt and unsecured claims	107,400	Stock acquisition rights	11
Shares of subsidiaries and associates	392,673	Total net assets	5,701,950
Allowance for doubtful accounts	125,150	Total liabilities and net assets	21,054,009

Deferred assets	43,547
Stock issuance expenses	43,547
Total assets	21,054,009

Statement of income
From April 1, 2023
To March 31, 2024

(thousands of yen)

Department Eye	Amount
Sales		25,615,177
Cost of sales		23,250,146
Gross profit		2,365,031
Selling, general and administrative expenses		2,059,972
Operating profit		305,058
Non-operating income
Interest and dividends income	724
Foreign exchange gains	106,565
Miscellaneous income	128,951	236,241
Non-operating expenses
Interest expense	108,363
Amortization of deferred assets	2,561
Loan fees	33,231
Casualty loss	8	144,165
Ordinary profit		397,134
Extraordinary profit
Gain on sales of fixed assets	112,101
Gain on sales of investment securities	4,999	117,101
Extraordinary losses
Loss on disposal of fixed assets	4,714
Impairment loss	25,737	30,452
Income before income taxes		483,784
Income taxes, inhabitants taxes and enterprise taxes	639,574
Income taxes	372,207	267,366
Net income		216,417

Statement of changes in net assets
From April 1, 2023 To March 31, 2024

(thousands of yen)

	Shareholders’ equity						Stock acquisition rights	Total net assets
	Capital	Capital surplus		Retained earnings		Total shareholders’ equity
				Other retained earnings
		Capital surplus	Total capital surplus	Retained earnings brought forward	Total retained earnings
April 1, 2023	1,659,974	1,408,991	1,408,991	1,632,933	1,632,933	4,701,898	11	4,701,910
Balance of errors due to corrections cumulative effects	—	—	—	191,997	191,997	191,997	—	191,997
After Retroactive Processing Balance at the Beginning of the Current Period	1,659,974	1,408,991	1,408,991	1,824,930	1,824,930	4,893,896	11	4,893,907
Changes during the Fiscal Year	295,812	295,812	295,812	—	—	591,625	—	591,625
Net income of items other than shareholders’ equity during the fiscal year	—	—	—	216,417	216,417	216,417	—	216,417
Net Changes	—	—	—	—	—	—	—	—
During the fiscal year Total changes	295,812	295,812	295,812	216,417	216,417	808,042	—	808,042
March 31, 2023 Balance	1,955,786	1,704,804	1,704,804	2,041,348	2,041,348	5,701,939	11	5,701,950

Notes to Individual Securities

1.      Notes to Significant Accounting Policies

(1)    Valuation Basis and Method of Securities

Shares of subsidiaries and affiliates Stated at cost by the moving-average method

(2)    Valuation basis and method of inventories

Stated at cost by the moving-average method

(Balance sheet values are calculated by devaluing book values due to a decline in profitability)

(3)    Depreciation method of fixed assets

j      Property, plant and equipment (excluding leased assets)

Declining-balance method, except for buildings (excluding attached facilities) acquired on or after April 1, 1998

Buildings attached facilities and structures acquired on or after April 1, 2016 are depreciated using the straight-line method.

The useful lives of major items are as follows:

Buildings	38 to 50 years
Attached facilities	3 to 18 years
Structures	10 to 30 years
Vehicle Deliverables	2 to 7 years
Tools, furniture and fixtures	2 to 20 years

k      Lease assets

Lease assets under finance lease transactions that do not transfer ownership

The straight-line method is used with the lease term as the useful life and the residual value as zero.

(4)    Provision for Allowance

j      Provision for doubtful accounts

To prepare for possible losses due to bad debts, the Company provides an estimated amount of uncollectible receivables based on the actual bad debt ratio for general receivables and the collectibility of specific receivables such as doubtful receivables.

k      Provision for bonuses

To prepare for the payment of bonuses to employees, the Company provides an estimated amount corresponding to the current fiscal year out of the estimated payment amount.

l      Provision for retirement benefits

To prepare for the payment of retirement benefits to employees, the Company provides an amount deemed to have accrued at the end of the current fiscal year based on the retirement benefit obligation at the end of the current fiscal year.

In addition, the retirement benefit obligation is calculated based on the amount required to be voluntarily paid at the end of the fiscal year under the provisions for retirement benefits.

The retirement benefit obligation is calculated based on the amount required to be voluntarily paid at the end of the fiscal year under the provisions for retirement benefits.

m      Provision for points

Of the Company’s points issued under the point system for sales promotion purposes, which are not attributable to sales

The Company records the amount expected to be used in the future based on the rate of actual use in the past.

(5)    Standards for recording revenues and expenses

The Company’s main business is the sale of cosmetics and household goods.

With respect to the sale of these products, the Company recognizes revenue at the time of delivery.

The Company judges that the customer has acquired control over the products at the time of delivery and that the performance obligation will be satisfied. Revenue is measured at the amount of consideration promised under the contract with the customer.

Returns, discounts and rebates are deducted from the consideration promised under the contract with the customer.

Consideration for the transaction is received within one year after fulfillment of the performance obligation.

(6)    Other important matters that form the basis for the preparation of non-consolidated financial statements

Accounting for consumption taxes

Accounting for consumption taxes is based on the tax exclusion method.

2.      Notes on revenue recognition

(1)    Breakdown of revenue

The Company engages in wholesale and retail businesses and e-commerce businesses for the domestic and overseas markets. The main types of goods and services in each business are daily goods, cosmetics, and pharmaceuticals.

Net sales in each business	Domestic wholesale	5,424,983,000 yen
	Domestic e-commerce	1,231,801,000 yen
	Domestic retail	1,982,848,000 yen
	Overseas wholesale	16,976,862,000 yen

(2)    Information that serves as the basis for understanding revenues

As stated in “Standards for recognition of revenues and expenses” of “Notes on significant accounting policies.”

3.      Notes to the balance sheet

(1)    Assets provided as collateral and obligations related to collateral

Assets pledged as collateral	Land	340,148,000 yen
	Buildings	381,947,000 yen
	Total	722,096,000 yen
Collateral	Long-term borrowings	630,000,000yen

(2)    Monetary receivables and payables to affiliates

Accounts receivable	3,000,109,000 yen
Prepaid expenses	10,000,000 yen
Short-term loans receivable	200,000,000 yen
Temporary payments	290,000,000 yen
Accounts receivable	5,523,000 yen
accounts payable	2,000,000 yen

(3)    Monetary liabilities to directors

Accounts payable	4,374,000 yen

(4)    Guarantee obligations

The Company provides guarantees for borrowings from financial institutions of other companies.

Tokyo Lifestyle Limited	31,423,000 yen
Total amount of guarantees	31,423,000 yen

4.      Notes to Income Statement

Transactions with affiliated companies

Transactions through operating transactions

Net sales	4,544,268,000 yen
Purchases	14,583,000 yen
Selling, general and administrative expenses	33,079,000 yen
Transactions other than operating transactions	39,306,000 yen

5.      Notes to the Statement of Changes in Net Assets

j      Class and total number of issued shares at the end of the current business year

Common stock	42,220,206 shares

k      Class and number of shares underlying stock acquisition rights (excluding those for which the first day of the exercise period has not yet arrived) at the end of the current business year

Common stock	6,270,152 shares

6.      Notes to Tax Effect Accounting

Breakdown of Deferred Tax Assets and Deferred Tax Liabilities by Major Causes

(Deferred Tax Assets)
Accrued Business Tax	35,896,000 yen
Accrued Business Tax	455,000 yen
Allowance for doubtful accounts	87,054,000 yen
Provision for bonuses	2,744,000 yen
Provision for points	224,000 yen
Loss on devaluation of commodity prices	2,973,000 yen
Asset retirement obligations	35,834,000 yen
Accumulated impairment loss	3,188,000 yen
Accrued retirement benefits	10,946,000 yen
Subtotal of deferred tax assets	179,318,000 yen
Valuation allowance	125,456,000 yen
Total deferred tax assets	53,861,000 yen

(Deferred tax liabilities)
Retirement expenses corresponding to asset retirement obligations	15,250,000 yen
Damages received	424,221,000 yen
Total deferred tax liabilities	439,471,000 yen
Net amount of deferred tax liabilities	385,609,000 yen

7.      Notes on financial instruments

(1)    Status of financial instruments

Borrowings are used for working capital (mainly short-term) and capital investment (long-term).

(2)    Market value of financial instruments

Carrying amount on the balance sheet, fair value and the difference between them as of March 31, 2024 (the closing date of the fiscal year under review) are as follows.

Notes on cash are omitted, and notes on deposits, accounts receivable, accounts payable and short-term borrowings are omitted because their fair values approximate their book values because they are settled in a short period of time.

(thousands of yen)

	Carrying amount on the balance sheet (*1)	Time value (*1)	Difference
Long-term loans payable (*2)	(1,018,679)	(1,018,103)	575

____________

(*1)         Liabilities are indicated in (            ).

(*2)         Long-term borrowings due within one year are included.

(Note 1)  Calculation method of fair value of financial instruments

Negative bonds

Long-term borrowings

The fair value of long-term borrowings is calculated by discounting the total amount of principal and interest by the interest rate assumed in the case of a similar new borrowing.

Among long-term borrowings, those with floating interest rates reflect market interest rates in a short period (within one year). As long as the Company’s credit status does not differ significantly after the borrowings are executed, the fair value approximates the book value. Therefore, the book value is used.

(Note 2)  Book value of stocks, etc. without market value

(thousands of yen)

Account	Amount recorded on the balance sheet
Shares of affiliates	392,673

Shares of affiliates are not subject to market value disclosure because they do not have market prices.

8.      Notes on transactions with related parties

(1)    Subsidiaries and affiliates

(thousands of yen)

Type	Name of Company, etc.	of Voting Rights, etc. Percentage of Ownership	Details of Transaction	Transaction Amount	Amount of Transaction	Account	Year-End Balance
Subsidiaries	Tokyo Lifestyle Limited	Direct ownership 100%	Purchase of goods Sale of goods Trademark fees and secondment expenses Monetary loans	Purchases Sales Miscellaneous income Interest income	435 3,677,727 33,198 614	Accounts receivable Short-term loans receivable Temporary payments Accounts receivable Guarantee obligations (Note 2)	3,000,103 200,000 290,000 5,160 31,423
Subsidiaries	Shenzhen Haruyuki Ryohin Website Technology Co., Ltd.	Ownership Indirect 100%	Purchase of goods Sale of goods	Purchase Sales	15,697 1,786

____________

Transaction terms and policy for determining transaction terms

(Note 1)  Prices and other transaction terms are determined by price negotiations taking market performance into account.

(Note 2)  Debt guarantees are provided for borrowings from financial institutions. Guarantee fees from subsidiaries are not exchanged.

We don’t accept delivery.

(2)    Officers and Individual Major Shareholders, etc.

(thousands of yen)

Type	Name of Company, etc.	of Voting Rights, etc. Percentage of Ownership	Details of Transaction	Subject of Transaction	Transaction amount	Account	Balance at the end of the period
Officers and their close relatives hold a majority of voting rights Companies, etc.	Tokushin Goudou Kaisha	None	Sale of assets (Vehicles)	Gain on sales of fixed assets	155
Directors and their close relatives hold a majority of the voting rights Companies, etc.	Seihin Kokusai Co., Ltd.	None	Purchase of products Sale of products Rent, rent, etc. Secondment expenses	Purchases Net sales Selling, general and administrative expenses Miscellaneous income	11,349 850,844 33,079 5,338	Accounts receivable Prepaid expenses Accounts receivable Accounts payable	6 10,000 363 2,000
If officers and their close relatives hold a majority of their voting rights Owned companies, etc.	Kaikakokusai Co., Ltd.	None	Purchase of products	Purchases	1,011

____________

Transaction terms and policy for determining transaction terms

(Note)     Prices and other transaction terms are determined by price negotiations taking market performance into account.

9.      Notes on Fixed Assets Used under Lease

In addition to the fixed assets recorded on the balance sheet, certain office equipment, etc., are used under finance lease agreements that do not transfer ownership.

10.    Notes on Information per shares

(1)    Net assets per share          135.05 yen

(2)    Net income per share        5.13 yen

11.    Other notes

Amounts less than 1,000 yen have been rounded down.

Supplementary Schedule

From April 1, 2023
To March 31, 2024

1.      Details of tangible fixed assets and intangible fixed assets (including those that give rise to amortization expenses recorded in investments and other assets)

(thousands of yen)

Category	of assets Type	Beginning of year Book value	Current period Increase	Current period Decrease	Current period Amortization	End of period Book value	Impairment loss Accumulated amount	Depreciation Accumulated amount	End of period Acquisition price
Property, plant and equipment	Buildings	552,875	—	156,659	14,268	381,947	—	27,647	409,595
	Building accessory equipment	337,428	—	28,658	52,168 (16,376)	256,601	16,376	115,815	388,793
	Structures	31,351	—	1,801	2,109	27,440	—	4,764	32,204
	Vehicle Conveyance Equipment	20,974	—	12,292	7,760	921	—	13,268	14,190
	tools, furniture and fixtures	65,451	353	925	20,149 (1,361)	46,092	1,361	72,422	118,514
	land	464,107	—	123,958	—	340,148	—	—	340,148
	tangible leased assets	80,596	—	981	40,605 (7,999)	47,009	7,999	132,269	179,278
	Total	1,552,785	353	325,278	111,323	1,116,537	25,737	366,189	1,482,726
Intangible fixed asset	Intangible leased assets	35,907	—	—	16,264	19,643
	Total	35,907	—	—	16,264	19,643
Investments & Others Capital	Long-term prepaid expenses	8,131	776	2,754	556	5,596
	Total	8,131	776	2,754	556	5,596

____________

(Note)    Amounts in parentheses in the “Amortization for the current period” column indicate the amount of impairment loss recorded for the current period.

2.      Details of provisions

(thousands of yen)

Department Item	Balance at the beginning of the period	Increase in the current period	Decrease in the current period	Balance at the end of the period
Allowance for doubtful accounts	264,150	20,110	—	284,260
Provision for bonuses	20,225	8,961	20,225	8,961
Provision for points	2,659	734	2,659	734
Provision for retirement benefits	25,782	15,116	5,154	35,744

3.      Details of selling, general and administrative expenses

(thousands of yen)

Department Item	Balance at end of period	Removal Necessary
Advertising expenses	12,483
Sales promotion expenses	19,427
Packaging freight	257,091
Provision for points	1,925
Training expenses	70
Loss on inventory disposal	120
Compensation for officers	60,900
Salary allowance	336,899
Bonuses	8,240
Provision for bonuses	1,910
Statutory welfare expenses	58,927
Welfare expenses	1,287
Depreciation expenses	124,450
Repair expenses	71
Sanitation expenses	2,485
Consumables expenses	17,645
Utilities	19,997
Travel expenses	79,296
Fees	754,310
Taxes and public charges	10,945
Entertainment and entertainment expenses	50,632
Insurance premiums	19,818
Communications expenses	4,352
Membership expenses	200
Vehicle expenses	2,922
Provision for allowance for doubtful accounts	20,110
Lease payments	8,342
Rent	158,285
Advisory fees	13,545
Meeting expenses	1,149
Miscellaneous expenses	305
Retirement benefit expenses	15,116
Amortization of long-term prepaid expenses	556
Selling, general and administrative expenses	2,059,972